

January 7, 2013

Via E-mail
K. Scott Grassmyer
Chief Financial Officer
Oxford Industries, Inc.
222 Piedmont Avenue, N.E.
Atlanta, GA 30308

> **Re:** **Oxford Industries, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 30, 2012**
> **Response dated December 19, 2012**
> **File No. 001-04365**

Dear Mr. Grassmyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012
Business, page 5
Operating Groups, page 7

1.   Your response to prior comment 1 states that stores that had or are scheduled to have significant remodel or significant change in space in the prior or current fiscal year are excluded from your comparable store metrics. Please tell us and further revise your proposed disclosure to provide quantified measures that you use in determining whether a remodel or change in space of a retail store is significant (e.g., greater than 20% increase in square footage).

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41</u>
<u>Results of Operations, page 44</u>

2.   We reviewed your response to our prior comment 2. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your future filings to expand your discussion of gross profit to describe and quantify the changes in your gross profit by operating group over the periods presented. Please provide us with draft disclosure of your planned changes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining